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                              May 23, 2023

       John Kollins
       President and Chief Executive Officer
       Satsuma Pharmaceuticals, Inc.
       4819 Emperor Boulevard, Suite 340
       Durham, NC 27703

                                                        Re: Satsuma
Pharmaceuticals, Inc.
                                                            Schedule 13E-3 and
Schedule 14D-9, as amended
                                                            Filed May 5 and May
18, 2023
                                                            File No. 005-91126

       Dear John Kollins:

              We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Schedule 13E-3 and Schedule 14D-9

       General

   1. In circumstances where the filing person elects to incorporate by reference the information required by Item
1010(a) and (b) of Regulation M-A, as required by Item 13 of Schedule
                                                        13E-3, all of the
summarized financial information required by Item 1010(c) must be disclosed in the
document furnished to security holders. See Instruction 1 to Item 13 of
                                                        Schedule 13E-3. In
addition, please refer to telephone interpretation I.H.7 in the July
                                                        2001 supplement to our
  Manual of Publicly Available Telephone Interpretations    that is
                                                        available on the
Commission   s website at http://www.sec.gov for guidance on complying
                                                        with a similar
instruction in the context of a tender offer. Please revise the Schedule 14D-
                                                        9 to include the
information required by Item 1010(c).
 John Kollins
FirstName  LastNameJohn Inc.
                         Kollins
Satsuma Pharmaceuticals,
Comapany
May        NameSatsuma Pharmaceuticals, Inc.
     23, 2023
May 23,
Page 2 2023 Page 2
FirstName LastName
Purposes and Reasons of the Company for the Offer; Recommendation of the Company Board, page 26

2. Disclosure in the Schedule 14D-9 does not provide the express statement required by Item
         1014(a) of Regulation M-A that the Board reasonably believes that the Rule 13e-3 transaction is fair or unfair to unaffiliated stockholders. Please revise accordingly. While
         such statement is included in the Company   s Schedule 13E-3, please
refer to Instruction 1
         to paragraph (e)(1) of Exchange Act Rule 13e-3. Also consider the definitions of
         "affiliate" and "unaffiliated security holder" in Exchange Act Rule 13e-3(a)(1) and (a)(4), respectively.
3. The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant
         to each filing person   s fairness determination and should be
discussed in reasonable
         detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April
         13, 1981). Please revise this section to include the factor described in clause (v) of
         Instruction 2 to Item 1014 or explain why such factor was not deemed material or relevant
         to the registrant   s fairness determination. If the procedural
safeguards in Item 1014(c) and
         (d) were not considered, please explain why the registrant believes that the Rule 13e-3 transaction is fair in the absence of such safeguards.
Opinion of Houlihan Lokey Capital, Inc., page 32

4.       Disclosure in the Houlihan Lokey opinion indicates that the    Opinion
is furnished for the
         use of the Board (in its capacity as such) in connection with its evaluation of the
         Transaction and may not be used for any other purpose without our prior written
         consent.    Please disclose in the Schedule 14D-9, if true, that
Houlihan Lokey has
         consented to the use of its materials in the filing.
       We remind you that the Company is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please direct any questions to Perry Hindin at 202-551-3444.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Mergers & Acquisitions
cc:      Joshua Dubofsky